Exhibit 99.1

AuRico Gold Announces its Ninth Consecutive Quarter of Record Production

Young-Davidson Reports Underground Cash Costs of $656 per Ounce and Underground Unit Costs of $41 per Tonne

TORONTO, Oct. 14, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announces preliminary third quarter production results.  All amounts are in U.S. dollars unless otherwise indicated. (Results for the third quarter 2014 are estimates only and are subject to change.)

AuRico is reporting its ninth consecutive quarter of record company-wide gold production driven by record production from the cornerstone Young-Davidson mine. Period-over-period production growth is expected to continue going forward, underpinned by the ongoing ramp-up in production at the Young-Davidson mine located in northern Ontario.

To view "Company Wide Quarterly Production Growth", please click:
http://files.newswire.ca/975/aurico_1014.pdf

Preliminary 2014 Third Quarter Operational Results

	Q1/13	Q2/13	Q3/13	Q4/13	Q1/14	Q2/14	Q3/14[1]
Young-Davidson
Gold ounces produced[2]	28,281	29,252	30,099	33,106	35,104	40,166	40,538
Underground cash costs per gold ounce	-	-	-	$663	$808	$803	$656
Open pit cash costs per gold ounce	$694	$716	$666	$983	$1,350	$974	$923
Total cash costs per gold ounce[3]	$694	$716	$666	$850	$1,009	$871	$723
Underground mine
Tonnes mined per day	1,130	1,611	1,417	2,590	2,611	3,595	3,752
Grades (g/t)	2.7	2.5	2.8	3.1	2.8	3.3	3.1
Development metres	1,941	2,445	2,620	2,986	3,772	3,545	3,269
Mill processing facility
Tonnes processed per day	6,466	7,017	6,747	6,969	7,163	8,230	7,670
Grades (incl. open pit stockpile)	1.8	1.7	1.7	2.0	1.8	2.2	1.9
Recoveries (%)	86%	85%	89%	88%	87%	88%	90%
El Chanate
Gold ounces produced	17,889	18,751	18,804	16,420	19,110	16,032	16,499
Total cash costs per gold ounce[3]	$563	$602	$588	$615	$586	$618	$663
Open pit tonnes mined per day	106,319	98,928	87,336	98,487	95,402	93,808	94,643
Consolidated Results
Gold ounces produced[2]	46,170	48,003	48,903	49,526	54,214	56,198	57,037
Total cash costs per gold ounce[3]	$635	$655	$628	$771	$870	$801	$706
1. Data provided for the third quarter 2014 are estimates only and subject to change.
2. Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production in the underground mine on October 31, 2013.
3. Represents a non-GAAP measure. See page 18 of the Company's Q2 2014 Management's Discussion & Analysis for further information. Cash costs are prior to inventory net realizable value adjustments & reversals. For Young-Davidson, gold ounces for cash costs purposes include ounces produced for 2013, and ounces sold for 2014. For El Chanate and on a consolidated basis, gold ounces for cash cost purposes include ounces sold. Pre-production ounces produced at Young-Davidson are excluded from ounces produced as these ounces were credited against capitalized project costs when sold.

"The Company is pleased to report its ninth consecutive quarter of record company-wide gold production, which builds on the successes achieved in prior quarters. We are particularly encouraged that our operation teams have delivered another strong quarter of production and demonstrated that their focus remains on quality production that drives margins, with Young-Davidson reporting a significant 17% decrease in cash costs", stated Scott Perry, President and Chief Executive Officer. He continued, "The disciplined approach to our business underpins our growing production profile, which combined with our decreasing cost profile, positions the Company for long-term, sustainable performance. We remain optimistic that in the current gold price environment, the Young-Davidson mine will be generating positive free cash flow by the end of this year."

Young-Davidson Update

•	At the end of the quarter, the Young-Davidson mine achieved 557 days of lost time incident free operations.
•	Production of 40,538 gold ounces for the quarter represented the ninth consecutive quarter of record gold production with the operation expected to deliver additional period-over-period production increases going forward as the underground mine ramps-up to targeted levels.
•	Underground cash costs for the quarter decreased to $656 per gold ounce, an 18% decline over the prior quarter, primarily driven by increased production, lower unit processing costs and lower underground unit mining costs. Total cash costs for the quarter, which includes the low-grade open pit stockpile, decreased by 17% to $723 per gold ounce.
•	During the quarter, underground mine productivity exceeded planned levels and averaged approximately 3,752 tonnes per day at grades in-line with reserve grade estimates. With underground productivity at approximately 94% of the year-end target, the operation is well positioned to achieve the year-end target of 4,000 tonnes per day and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.
•	For the third full quarter of underground commercial production, unit mining costs declined to approximately $41 per tonne, in-line with the year-end target of $40 per tonne.
•	During the quarter, underground development advance continued at planned levels with approximately 3,269 metres completed, an average of 36 metres per day. The Company will continue to focus on advancing underground development to best position the mine for sustainable, period-over-period, productivity increases in the fourth quarter and beyond.
•	During the quarter, the mill facility averaged 7,670 tonnes per day, including 4-days of downtime for scheduled mill reline activities. Recoveries increased over prior periods to a record 90%, which is expected to be sustained going forward.
•	As planned, the short life open pit mine was fully depleted in early June and as a result, during the quarter higher grade underground mill feed was supplemented with low grade open pit stockpiled ore to ensure the mill processing facility was operating at peak capacity. The open pit stockpile will continue to supplement underground ore feed to the mill processing facility as the underground mine ramps up to targeted levels and the remaining stockpile will be processed at the end of the mine life.
•	Currently, approximately 2.6 million tonnes of open pit ore, at an average grade of approximately 0.80 grams per tonne, is stockpiled ahead of the mill facility for future processing. As the related mining costs associated with the stockpile were expended in prior periods, the processing of this ore will favourably augment the mine's free cash flow profile going forward.

El Chanate Update

•	During the quarter, the open pit mining rate averaged 94,643 tonnes per day with mined grades being in-line with plan.
•	Mining operations in the third quarter reflected a transition from the sequencing of lower grade mining areas to higher grade mining areas during the latter part of the quarter.
•	Production increased over the prior quarter while cash costs for the quarter were $663 per ounce, which is in-line with guidance levels.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes advanced development opportunities in Mexico and Canada. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves and the possible recalculation or reduction of reserves and resources; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed according to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal or Ejido title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company's share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and ability to do so on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2014/10/14/20141014_C7501_DOC_EN_43002.pdf

%CIK: 0001078217

For further information:

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President and Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 05:30e 14-OCT-14